Filed Pursuant to Rule 253(g)(2)

File No. 024-10694

RABBLE ONE, LLC

SUPPLEMENT NO. 2 DATED OCTOBER 13, 2017
TO THE OFFERING CIRCULAR DATED JUNE 7, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rabble One, LLC (“Rabble One”), dated June 7, 2017 (the “Offering Circular”) and filed with the Securities and Exchange Commission on September 1, 2017. In this supplement, unless the context indicates otherwise, references to “Rabble,” “we,” “our” and “us” refer to the activities of and the business of Jane Q, Inc., d/b/a Rabble, including acting as the manager of Rabble One. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose (1) the status of our public offering and (2) the extension of the offering period.

Status of Public Offering

On June 7, 2017, we commenced the public offering of $550,000 of Series A LLC Units and $55,000 of Series B LLC Units of Rabble One (the “Offering”) pursuant to Regulation A under the Securities Act of 1933, as amended, for Tier 2 offerings.

As of October 12, 2017, we have sold 733 Series A Units for total gross offering proceeds of $73,300 and we have received indications of interest from potential investors for 1,450 Series A Units ($145,000). We have not sold any Series B Units at this time because the Series B Units have not yet been offered through Rabble’s web platform.

The Offering is expected to continue until we raise the maximum amount being offered, unless terminated by us at an earlier time.

Extension of Offering Period

The Offering Circular refers to an offering period commencing on June 7, 2017 and expiring on September 4, 2017. We had previously extended the offering period to October 15, 2017, which is 131 days after the date of the Offering Circular. We are now extending the offering period another 46 days to November 30, 2017, which is 177 days after the date of the Offering Circular. As a result, we have until November 30, 2017 to achieve the minimum offering amount of $350,000 of Series A LLC Units and $55,000 of Series B LLC Units.